FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated January 8, 2015

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander”) communicates that the Spanish National Securities Market Commission has decided to provisionally suspend, with immediate effects, trading in certain financial instruments of Banco Santander in the following Spanish official secondary markets:

•	In the Spanish Stock Exchanges and in the Spanish Stock Exchange Interconnection System (SIBE), of its shares and securities that give the right to the subscription or acquisition of its shares.

•	In MEFF Sociedad Rectora del Mercado de Productos Derivados, S.A.U., of the contracts on its shares.

•	In AIAF, Mercado de Renta Fija, S.A., of its fixed-income issues.

Boadilla del Monte (Madrid), January 8, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date:	January 8, 2015	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer